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Exhibit 21

LIST OF SUBSIDIARIES

Overall Parent Company:	State of Organization:
Suntek Corporation	Delaware
Subsidiaries of Suntek Corporation:
EFTC Corporation	Colorado
Thayer-BLUM Funding II, L.L.C.	Delaware
Subsidiaries of EFTC Corporation:
Airhub Service Group, L.L.C.	Kentucky
Circuit Test, Inc.	Florida
Circuit Test International, L.L.C.	Florida
CT LLC Acquisition Corp.	Florida
Current Electronics, Inc.	Oregon
RM Electronics Inc.	New Hampshire
Subsidiaries of Thayer-BLUM Funding II, L.L.C.:
K*TEC Electronics Holding Corporation	Delaware
Subsidiaries of K*TEC Electronics Holding Corporation:
CathiO L.L.C.	Delaware
RodniC L.L.C.	Texas
Subsidiaries of CathiO L.L.C.:
RodniC L.P.	Texas

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LIST OF SUBSIDIARIES